February 28, 2025

Deanna White
Chief Executive Officer
Surf Air Mobility Inc.
12111 S. Crenshaw Blvd.
Hawthorne, CA 90250

       Re: Surf Air Mobility Inc.
           Registration Statement on Form S-3
           Filed February 11, 2025
           File No. 333-284845
Dear Deanna White:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
General

1. It appears that the aggregate market value of your common equity held by non-
       affiliates during the 60 days prior to February 11, 2025 did not exceed the $75 million threshold that General Instruction I.B.1 of Form S-3 specifies. Please provide us with your analysis demonstrating your ability to use Form S-3 pursuant to General
       Instruction I.B.1, including whether you consider Palantir an "affiliate," or if you are relying on General Instruction I.B.6 for Form S- 3 eligibility, include the information required pursuant to Instruction 7 to General Instruction I.B.6. Alternatively, please amend your registration statement on an appropriate form.
 February 28, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cheryl Brown at 202-551-3905 or Kevin Dougherty at 202-551-3271
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Peter Wardle, Esq.